# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Navitas Semiconductor Corp, CIK 0001821769
CUSIP: 63942X106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3520 CHALLENGER ST., TORRANCE, California (CA), 90503
Date of event which requires filing of this statement: 02/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001943408
Persons authorized to receive notices and communications: Ranbir Singh, 17141 Collins Ave, Unit 4301, Sunny Isles Beach, Florida (FL), 33160, 703-468-0487; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Singh Ranbir (CIK 0001943408): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 25,040,537; shared voting power 0; sole dispositive power 25,040,537; shared dispositive power 0; aggregate amount beneficially owned 25,040,537 (13.4% of the class)
- SiCPower, LLC (CIK 0001968866): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 24,883,161; shared voting power 0; sole dispositive power 24,883,161; shared dispositive power 0; aggregate amount beneficially owned 24,883,161 (13.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Navitas Semiconductor Corp
Address of issuer's principal executive offices: 3520 CHALLENGER ST., TORRANCE, California (CA), 90503

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Ranbir Singh and SiCPower, LLC, a Delaware limited liability company ("SiCPower"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The sole member of SiCPower is an irrevocable trust (the "Trust") for which Dr. Singh acted as grantor. Dr. Singh is the sole manager of SiCPower. By virtue of this relationship, Dr. Singh may be deemed to beneficially own the shares of the Issuer's Class A Common Stock, par value $0.0001 per share (the "Shares"), owned directly by SiCPower.
Residence or business address: The principal business address of each of the Reporting Persons is 17141 Collins Ave, Unit 4301, Sunny Isles Beach, Florida 33160.
Present principal occupation or employment: The principal occupation of Dr. Singh is serving as the sole manager of SiCPower and board director of the Issuer. The principal business of SiCPower is investing in securities.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Dr. Singh is a citizen of the United States of America. SiCPower is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares directly owned by Dr. Singh were granted to him in connection with his service as an officer of the Issuer.

The Shares directly owned by SiCPower were transferred in private transactions on March 14, 2023 and March 23, 2023 from Dr. Singh and the Trust. Such Shares were initially acquired by Dr. Singh and the Trust in partial consideration for the Issuer's acquisition of GeneSiC Semiconductor Inc., which, immediately prior to the acquisition, was 100% owned by Dr. Singh and the Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Dr. Singh has been a significant stockholder of the Issuer since the Issuer's acquisition of GeneSiC Semiconductor Inc. ("GeneSiC") in August 2022. Dr. Singh had founded GeneSic in 2004. Dr. Singh served as Executive VP at the Issuer from the acquisition of GeneSiC until November 2024 and has been serving as a member of the Issuer's Board of Directors (the "Board") since November 2024.

Over the past twelve months, Dr. Singh has grown increasingly concerned about the Issuer's declining performance. On February 20, 2025, Dr. Singh began engaging with his fellow Board members regarding his views on enhancing the leadership and corporate governance at the Issuer.

Dr. Singh is continuing to engage in discussions with his fellow Board members and he is hopeful that such dialogue will result in a satisfactory resolution of his deepening concerns with the current state of affairs at the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 186,796,500 shares outstanding, as of November 1, 2024, as reported in the Issuer's Quarterly 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

As of the date hereof, Dr. Singh owned directly 157,376 Shares, constituting less than 1% of the Shares.

As of the date hereof, SiCPower owned directly 24,883,161 Shares, constituting approximately 13.3% of the Shares outstanding. As sole manager of SiCPower, Dr. Singh may be deemed to beneficially own the Shares owned by SiCPower.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Dr. Singh may be deemed to have sole power to vote and dispose of the Shares owned directly by him.

As the sole manager of SiCPower, Dr. Singh may be deemed to have sole power to vote and dispose of the Shares owned directly by SiCPower.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have transacted in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 3, 2024, Dr. Singh was awarded 16,377 Restricted Stock Units ("RSUs") in connection with his service as a director of the Issuer, each of which represents a contingent right to receive one Share. The RSUs are scheduled to vest on the date of the Issuer's 2025 annual stockholders meeting, subject to Dr. Singh's continued service as a director of the Issuer on the vesting date.

On February 27, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement, dated February 27, 2025

## Signatures
- Singh Ranbir: /s/ Ranbir Singh, Ranbir Singh (02/27/2025)
- SiCPower, LLC: /s/ Ranbir Singh, Ranbir Singh, Sole Manager (02/27/2025)